NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself and each of its series to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Township of Plainsboro and the State of New Jersey on the 28th day of August, 2008.

MASTER INSTITUTIONAL MONEY MARKET LLC

By:	/s/ Donald C. Burke
Donald C. Burke President

Attest:	/s/ Denis Molleur
Denis Molleur Assistant Secretary